Petroleum Development Corporation

September 25, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Re:          Rockies Region 2007 Limited Partnership
Amendment No. 1 to Registration Statement on Form 10
Filed August 6, 2008
File No. 0-53201
SEC Letter of Comments Dated August 22, 2008

Dear Mr. Schwall,

This letter is our response to the comment letter received from the Staff of the Securities and Exchange Commission, dated August 22, 2008 in reference to Amendment No. 1 to Registration Statement on Form 10, File No. 0-53201, filed on August 6, 2008 by Rockies Region 2007 Limited Partnership (Partnership).

This transmittal letter keys our response to your letter and particular places in the amendment reflecting the revisions.  For the convenience of the Staff, each of the comments from the August 22, 2008 comment letter is restated in italics prior to the response.

We are requesting the SEC to allow us to make any applicable changes required by your comments in Form 10-K for our fiscal year ending December 31, 2008 in lieu of filing an additional Form 10/A.  Per our August 25th telephone call with Ms. Laura Nicholson, we are responding to the above comment letter and will await your decision before filing the Form 10/A.

General

1.	Please note that we will respond to your request for confidential treatment for certain exhibits under separate cover.

Response:  We note your comment and will await your response to our confidential treatment request regarding certain agreements.

Explanatory Note, page 1

2.
We note the explanatory note that you added at page 1 of your filing.  Your note references the “Annual Report on Form 10 for the period ended December 31, 2007.”  Because the Form 10 is not an annual report, and it is not for the period ended December 31, 2007, please revise your disclosure accordingly.

Response:  We note your comment and will delete the reference to both “Annual Report” and the period ended December 31, 2007 in any future Form 10/A’s filed with the Commission.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

3.
We remind you that your registration statement should disclose all material information, including material updating information, with each amendment.  Please remove the suggestion that your disclosure in the Form 10/A does not reflect events occurring after the filing of the Form 10 or modify or update the disclosure contained therein in any way other than as required to reflect updates to the financial statements and comments of the staff.

Response:  We note your comment and will remove any language suggesting that our disclosure in Form 10/A does not reflect events occurring after the filing of the Form 10.

4.	Because your filing does not include certifications, please remove your reference to “currently dated certifications.

Response:  We note your comment and will remove reference to “currently dated certifications” in any future Form 10/A’s filed with the Commission.

Risk Factors, page 12

The Managing General Partner and various limited partnerships…., page 18

5.
We note your disclosure that other various limited partnerships managed by your managing general partner are delinquent in the filing of their periodic reports.  Please expand this disclosure to address the related risk, if applicable, that you may not file your periodic reports in a timely manner.  We note that you filed a Form 12b-25 with respect to your inability to timely file your quarterly report for the quarter ended June 30, 2008.

Response:  We note your comment and in future filings with the Commission we will expand this disclosure to address the related risk that we may not file our periodic reports in a timely manner as follows:

Currently the Managing General Partner has in place a compliance effort addressing the delinquent reports of the various limited partnerships.  However, due to the amount of effort and time required to bring the limited partnerships into compliance with Exchange Act periodic reporting requirements, the Partnership and the various limited partnerships may be unable in the future to file their required periodic reports with the Securities and Exchange Commission in a timely manner.

Certain Relationships and Related Transactions, and Director Independence, page 47

Transactions with the Managing General Partner and Affiliates, page 47

6.
We refer you to revised disclosure in note 4 to the table.  You disclose that the fee was determined prior to the formation of the partnership but omit disclosure of the factors that clarify how the actual fee was determined.  Please revise your disclosure accordingly.

Response:  We note your comment and in future filings with the Commission we will revise this disclosure as follows:

We determined the fee based upon several factors including NASAA (North American Securities Administrators Association www.nasaa.org/home/index.cfm Guidelines for Registration of Oil and Gas Programs under Section V Fees, Compensation and Expenses, Section B.1.(a) and B.7. www.nasaa.org/content/Files/Oil_Gas.pdf and competition with our competitors in the Direct Participation Market.

We believe that this information on how we set the fee, since it was determined and disclosed in the PPM need not be added as a disclosure in Note 4 to the table.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

7.	We note your response to our prior comment 15. Please add this disclosure to your filing.

Response: We note your response and in future filings with the Commission, we will revise the disclosure to include the following comment, when applicable:

Management believes these transactions were on terms no less favorable than could have been obtained from non-affiliated third parties.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 51

Participation in Costs and Revenues, page 53

8.	Please revise the table set forth to include the footnotes referenced in the table.

Response:  We note your comment and in the future filings with the Commission, we will revise the disclosure to include the footnote references as appropriate to the table.

Description of Registrant’s Securities to be Registered, page 57

Summary of Limited Partnership Agreement, page 57

Liability of General Partners, Including Additional General Partners, page 58

9.
We note your response to our prior comment 16.  However, your revised disclosure regarding the indemnification obligations set forth in the limited partnership agreement is not consistent with Section 7.02 of the agreement.  For example, your disclosure indicates that the indemnification does not apply to business losses.  However, Section 7.02 provides that the indemnification does apply to business losses.  Please revise your filing to address this inconsistency.

Response:  We note your comment.  The word “not” in the second sentence of the revised disclosure presented was in error.  The word “not” will be removed when presenting this disclosure in future filings with the Commission with the disclosure being as follows:

“In addition, PDC has agreed to indemnify each additional general partner for the amounts of obligations, risks, losses, or judgments of the Partnership or the Managing General Partner which exceed the amount of applicable insurance coverage and amounts which would become available from the sale of all Partnership assets.  Such indemnification applies to casualty losses and to business losses, such as losses incurred in connection with the drilling of an unproductive well, to the extent such losses exceed the Additional General Partners’ interest in the undistributed net assets of the Partnership.  If, on the other hand, such excess obligations are the result of the negligence or misconduct of an Additional General Partner, or the contravention of the terms of the Partnership Agreement by the Additional General Partner, then the foregoing indemnification by the Managing General Partner shall be unenforceable as to such Additional General Partner and such Additional General Partner shall be liable to all other Partners for damages and obligations resulting there from.  (See section 7.02 of the limited partnership agreement).”

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

Exhibits

10.
Neither the company or Petroleum Development Corporation appear to be parties to the agreements filed as exhibits 10.4 and 10.5.  Please advise us of how these agreements relate to you or the managing general partner.

Response:  We note your comment.  The two agreements filed as exhibits 10.4 and 10.5 were obtained through recent acquisitions by Petroleum Development Corporation, the Managing General Partner.  A portion of the Partnership’s production is governed by these agreements.

Engineering Comments

11.
In your response 24 to our May 27, 2008 comment letter, you stated the opinion that a well recompletion (with refracturing) cost of $195,000 (1/3 the cost for a net well) is not major and that you are unaware of any “written guidelines from the SEC which define a ‘major expenditure for cost incurred for refracing an existing well or zone and the classification of the additional reserves expected to be produced as proved developed or proved undeveloped.”  We direct you to Rule 4-10(a)(4) of Regulation S-X which says, in part, “Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.”  You also state, “It is our opinion that refracing expenditures of 33% of the cost of a new well is not ‘major.’  Based on discussion with our outside reserve engineers, this 33% is not out of line with industry practices based on a survey taken two years ago.”  The Society of Petroleum Engineers (Guidelines for the Evaluation of Petroleum Reserves and Resources, page 136), states, “Undeveloped reserves are expected to be recovered:  (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.”  Please submit to us the industry practices survey you referenced and one line well by well results for your Wattenberg refracturing activities.  Include incremental proved reserves you attributed to the refracturing, both before and after recompletion, and the capital costs you incurred for each well.

Response:  We note your comment.  The survey referred to in our previous response was related to an informal discussion we had with our outside reserve engineers regarding this subject.  There is no formal data that can be supplied, however, it was relayed to us that the viewpoint we had regarding the criteria of a “major expenditure” or “large expense” pertaining to undeveloped reserves was not contradictory to what they had seen with other clients.  This is an area of judgment and various thresholds are being used in determining what cost level represents consideration for reserves to be classified as proved undeveloped (PUD) versus proved developed nonproducing (PDNP).  The attached schedule is a representative listing of our Codell refracs in our Wattenberg field for which there is information currently available.  We also recognize the terms “major expenditure” and “large expense” are both subject to varying interpretation as to specific dollar amounts or percentages.  In future filings, we will include reserves resulting from anticipated Codell recompletions in our Wattenberg field wells as Proved Undeveloped Reserves on a prospective basis.  We will revise the Supplemental Reserve Information to include both the required disclosures by showing both Total Proved Reserves and Proved Developed Reserve values in future filings with the Commission.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

Acknowledgements

In connection with this response Petroleum Development Corporation, the Managing General Partner of the Partnership, acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of the filing or in response to your comments on our filing.

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6255.  Additionally, in my absence, you may contact David McHenry, Director of Partnerships, at (304) 808-6325.

Respectfully submitted,

/s/Darwin L. Stump
Chief Accounting Officer Petroleum Development Corporation, Managing General Partner of the Registrant